FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2004

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2004 and 2003

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

            United Technologies Corporation

            Represented Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

June 24, 2005

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2004	December 31, 2003
Assets:
Investments, at fair value (Notes 3, 4, and 5)	$1,411,067	$1,269,363
Contributions receivable:
Participants’	835	712
Employer’s	226	189

	1,061	901

Net Assets Available for Benefits	$1,412,128	$1,270,264

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2004
Additions to net assets attributed to:
Investment Income:
Plan interest in net appreciation and investment income of Master Trust (Note 5)	$97,211
Contributions:
Participants’	66,089
Employer’s	18,464

Total additions	181,764

Deductions from net assets attributed to:
Distributions to participants	(79,690)
Administrative expenses	(201)

Total deductions	(79,891)

Net increase prior to transfers	101,873

Plan transfers:
Assets transferred into Plan (Note 8)	40,453
Assets transferred out of Plan	(462)

Net Plan transfers	39,991

Net increase	141,864

Net Assets Available for Benefits, December 31, 2003	1,270,264

Net Assets Available for Benefits, December 31, 2004	$1,412,128

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Represented Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Union represented employees of certain UTC subsidiaries, covered by collective bargaining agreements that provide for Plan participation, are customarily eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $2 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers ten mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options for participants. The Plan also includes a money market fund that is used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (“IMA”) or tax-deferred contributions for cost of living adjustments (“COLA”), where permitted. The employer will match 75 percent of the participant’s IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Participant Accounts. Generally, each participant’s account is credited with the (a) participant’s contributions, (b) UTC’s contributions in accordance with the terms outlined in each particular bargaining agreement based on a percentage of the participant’s contribution and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contributions accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2004, approximately $23,000 of forfeitures were used to fund UTC’s contributions.

Voting Rights. Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) provides participant account recordkeeping services.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA amounts.

Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percent per The Wall Street Journal, which ranged from 5.0 percent to 10.5 percent for loans outstanding at December 31, 2004. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2004 were approximately $1,047,000.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the “Master Trust”) maintained by the Plan’s trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than the UTC Common Stock Fund, increases the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Investment Valuation and Income Recognition. The Income Fund’s investments in fully benefit-responsive investment contracts with insurance companies (see Note 4) are stated at contract value, which approximates fair value. Contract value includes contributions plus earnings, less Plan withdrawals and expenses. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2004. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2004.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents the Plan’s participation in the Master Trust investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2004	2003
Income Fund, 8,917,607 and 8,722,921 units, respectively	$895,149	$831,124
Equity Fund, 6,012,727 and 5,914,779 units, respectively	$175,752	$155,914
UTC Common Stock Fund, 4,758,268 and 4,732,023 units, respectively	$165,778	$151,519

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of Dollars)
UTC Common Stock Fund	$14,255
Other Funds	32,542

$46,797

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s Income Fund invests in investment contracts with insurance companies. Under the contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2004 and 2003 were 5.35 percent and 5.14 percent, respectively. There are no reserves against contract value for credit risk.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans’ participants. As of December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 11 percent and 10 percent, respectively.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2004			2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$64,251	$—	$64,251	$41,964	$—	$41,964
Investments:
Equity:
Mutual funds	1,023,561	—	1,023,561	809,797	—	809,797
Equity commingled index funds	1,466,502	—	1,466,502	1,254,475	—	1,254,475
Common stock	3,361,344	1,601,116	4,962,460	3,245,780	1,559,881	4,805,661
Debt:
Fixed income commingled index funds	27,634	—	27,634	20,927	—	20,927
Income Fund investment contracts	5,833,780	—	5,833,780	5,563,577	—	5,563,577
Participant notes receivable	95,615	—	95,615	90,187	—	90,187

Subtotal	11,872,687	1,601,116	13,473,803	11,026,707	1,559,881	12,586,588

ESOP receivables	—	165,734	165,734	9,472	156,445	165,917
Interest and dividend receivable	506	—	506	3,368	—	3,368

Total assets	11,873,193	1,766,850	13,640,043	11,039,547	1,716,326	12,755,873

Liabilities:
Accrued liabilities	(2,130)	—	(2,130)	(1,257)	—	(1,257)
Accrued ESOP interest	—	(1,650)	(1,650)	—	(1,648)	(1,648)
ESOP debt	—	(164,000)	(164,000)	—	(197,600)	(197,600)
Notes payable to UTC	—	(231,933)	(231,933)	—	(208,633)	(208,633)

Total liabilities	(2,130)	(397,583)	(399,713)	(1,257)	(407,881)	(409,138)

Net Assets	$11,871,063	$1,369,267	$13,240,330	$11,038,290	$1,308,445	$12,346,735

Net assets of the Master Trust attributable to the Plan	$1,411,067	$—	$1,411,067	$1,269,363	$—	$1,269,363

United Technologies Corporation

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2004
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$366,817	$22,341	$389,158
Transfers from participating plans for purchase of units	329,220	15,160	344,380
Allocation of 854,000 ESOP shares, at market	76,767	—	76,767
Net appreciation on fair value of investments	554,735	130,247	684,982

Total additions	1,327,539	167,748	1,495,287

Deductions:
Transfers out on behalf of participating plans	(556,486)	—	(556,486)
Allocation of 854,000 ESOP shares, at market	—	(76,767)	(76,767)
Master Trust expenses	(3,011)	(30,159)	(33,170)

Total deductions	(559,497)	(106,926)	(666,423)

Net increase prior to transfers	768,042	60,822	828,864

Plan transfers:
Assets transferred in	65,193	—	65,193
Assets transferred out	(462)	—	(462)

Net Plan transfers	64,731	—	64,731

Increase in net assets	832,773	60,822	893,595
Net Assets:
Beginning of Year	11,038,290	1,308,445	12,346,735

End of Year	$11,871,063	$1,369,267	$13,240,330

Year Ended December 31, 2004
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$97,211

Contributions received (cash basis)	$84,393

Assets transferred into Plan	$40,453

Distributions to participants	$(79,690)

Plan administrative expenses	$(201)

Assets transferred out of Plan	$(462)

NOTE 6 - RELATED-PARTY TRANSACTIONS

Fidelity Investments Institutional Operations Company and State Street Bank and Trust manage certain Plan investment options. These transactions qualify as party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2004, the Plan purchased units of the Fund in the approximate amount of $72,525,000, sold units of the Fund in the approximate amount of $72,521,000, and had net appreciation on the Fund in the approximate amount of $14,255,000. The total value of the Plan’s interest in the Fund was $165,778,000 and $151,519,000 at December 31, 2004 and 2003, respectively.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - PLAN TRANSFER

During 2003, UTC approved the merger of the Sundstrand Corporation Rockford Factory Employee Savings Plan into the Plan. Participants were eligible to participate in the Plan effective January 1, 2004. On February 2, 2004, approximately $37,810,000 of net assets were transferred into the Plan. There were no other material amounts transferred into the Plan during 2004.

NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value	(e) Current Value
*	Plan Participants	Participant loans receivable, interest ranging from 5.0 percent to 10.5 percent, terms ranging from 1 to 5 years	**	$29,924,000

*	Indicates an identified person known to be a party-in-interest to the Plan
**	All investments are participant or beneficiary directed, therefore cost information is not required.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated: June 24, 2005	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.